Exhibit 99.1

Aurinia Pharmaceuticals to Present at Stifel 2016 Healthcare Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--November 10, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH)(TSX:AUP) today announced that its Chief Operating Officer, Michael Martin, will present a corporate overview of the Company at the Stifle 2016 Healthcare Conference taking place November 15-16, 2016 at the Lotte New York Palace Hotel. The presentation will also be available via webcast at the link listed below.

Aurinia Presentation Details
Date: Wednesday, November 16, 2016
Time: 2:15pm ET
Location: Lotte New York Palace Hotel
Webcast: http://wsw.com/webcast/stifel5/auph

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. The Company is headquartered in Victoria, BC and focuses its development efforts globally.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor & Media Contact:
Celia Economides
Associate VP, Investor Relations
ceconomides@auriniapharma.com